

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

<u>Via E-mail</u>
Parashar Patel
Chief Executive Officer, Secretary and Director
UAN Cultural & Creative Co., Ltd.
102 North Avenue
Mt. Clemens, MI 48043

  Re: **UAN Cultural & Creative Co., Ltd.**
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed May 16, 2014
     File No. 0-51693

Dear Mr. Patel:

  We issued a comment on the above captioned filing on January 30, 2014. On March 10, 2014, we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have any questions.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief